Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the fiscal years ended December 31, 2016, January 2, 2016, January 3, 2015,

December 28, 2013 and December 29, 2012 and the three months ended April 1, 2017

(Millions of Dollars)

	Three Months Ended April 1	Fiscal Year
	2017	2016	2015	2014	2013	2012
Earnings from continuing operations before income taxes and non-controlling interest	$472.7	$1,226.1	$1,150.8	$1,084.8	$587.6	$533.1
Add:
Interest expense	51.3	194.5	180.4	177.2	160.1	144.0
Portion of rents representative of interest factor	3.4	12.6	12.0	13.6	14.6	14.4

Income as adjusted	527.4	$1,433.2	$1,343.2	$1,275.6	$762.3	$691.5
Fixed charges:
Interest expense	51.3	$194.5	$180.4	$177.2	$160.1	$144.0
Portion of rents representative of interest factor	3.4	12.6	12.0	13.6	14.6	14.4

Fixed charges	54.7	$207.1	$192.4	$190.8	$174.7	$158.4

Ratio of earnings to fixed charges	9.6	6.9	7.0	6.7	4.4	4.4